新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LTD.

02015889

Your Ref : 82-1755

Our Ref : CSL/EL/WT/MKK/cl-02i111

In reply ☞ Please quote our reference number on the letter and envelope.

SEC MAIL PROCESSING
RECEIVED
MAR 14 2002
365
WASH. D.C. SECTION

13 March 2002

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
**USA**

**BY COURIER**

SUPPL

Dear Sirs

**Sponsored ADR Program**

We enclose a copy of the published press announcement in respect of our Interim Dividend for the year ending 30 June 2002 in pursuance to Rule 12g 3-2(b) of the Securities Exchange Act of 1934, bringing your file on our company up to date.

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

Ernest Lai
Company Secretary

PROCESSED
MAR 29 2002
P THOMSON FINANCIAL

Enc

dlw 3/19

香港港灣道三十號新鴻基中心四十五樓
電話：二八二七 八一壹一 圖文傳真：二八二七 二八六二
網頁：http://www.shkp.com.hk 電子郵件：shkp@shkp.com.hk
45/F., SUN HUNG KAI CENTRE, 30 HARBOUR ROAD, HONG KONG.
TEL: 2827 8111 FAX: 2827 2862
WEBSITE: http://www.shkp.com.hk E-MAIL: shkp@shkp.com.hk

# Sun Hung Kai Properties Limited

# 2001 / 02 Interim Results

## Chairman's Statement



I am pleased to present my interim report to the shareholders.

### INTERIM RESULTS

The Group's unaudited profit after tax and minority interests for the six months ended 31st December 2001 was HK$3,177 million, compared with HK$5,301 million for the same period last year. Earnings per share were HK$1.32, compared with HK$2.21 for the corresponding period last year.

### DIVIDEND

The Directors have declared an interim dividend of HK$0.55 per share, the same as for the corresponding period last year. The dividend will be payable on 8th April 2002, to shareholders whose names appear on the Register of Members of the Company on 8th April 2002.

### BUSINESS REVIEW

**Property Sales**

During the six months ended 31st December 2001, total property sales generated by the Group, both as principal and agent, were HK$7,563 million. The comparable figure for last year was HK$13,769 million, which included the sale of The Leighton Hill. Major projects sold during the period under review were Villa by the Park in Yuen Long and the Group's attributable interests in Park Central Phase 1, Oscar by the Sea Phase 2 and Ocean Shores Phase 2, all in Tseung Kwan O, along with The Belcher's Phase 2 in western Mid-Levels.

During the first half of the 2001/02 financial year, the Group completed the following five projects with an attributable gross floor area of 2.7 million square feet:

| Project | Location | Usage | Group's Interest (%) | Attributable Gross Floor Area (square feet) |
|---|---|---|---|---|
| Oscar by the Sea Phase 2 | 8 Pung Loi Road Tseung Kwan O | Residential | Joint venture | 1,004,000 |
| Ocean Shores Phase 2 | 88 O King Road Tseung Kwan O | Residential | 49 | 574,000 |
| Prima Villa | 8 Chui Yan Street Shatin | Residential | 100 | 511,000 |
| The Belcher's Phase 2 | 89 Pok Fu Lam Road, western Mid-Levels | Residential | 29 | 386,000 |
| Les Saisons | 28 Tai On Street Shaukeiwan | Residential | 30 | 222,000 |
| **Total** | | | | **2,697,000** |

More than 85 per cent of the residential units completed during the first half of the current financial year has been sold.

## Land Bank

Since the last financial year, the Group added one residential site to its land bank with a gross floor area of about half a million square feet, through land use conversion:

| Project | Site Area (square feet) | Group's Interest (%) | Usage | Attributable Gross Floor Area (square feet) |
|---|---|---|---|---|
| Tin Ping Shan, Sheung Shui | 173,000 | 100 | Residential | 537,000 |

The Group currently owns a 52 million square-foot land bank in Hong Kong, comprising 19.3 million square feet of completed investment properties and 32.7 million square feet of properties under development. In addition, the Group also owns over 21 million square feet of agricultural land in terms of site area. The majority of these sites are located along existing or planned railway lines, and are being converted into other uses, mainly for residential development.

## Property Development

Hong Kong faced challenging economic conditions in the wake of the global economic downturn, particularly after the events of September 11 in the US. At the same time, the local job market has been adversely affected. Nevertheless, since last October the residential market has shown improvements in transaction volume compared to the pre-attack level. Prices have also been relatively stable in recent months. The key drivers in the market are end-users; mainly first-time buyers.

Homebuyers' confidence has improved as a result of the Government's more pro-market housing policy. While more subsidized housing loans were introduced, the sale of HOS units was suspended until June 2002. In addition, mortgage financing is very favourable to homebuyers, with the mortgage interest rate at a historic low of 2.625 per cent, and affordability is at its strongest level ever. Monthly mortgage instalments are lower than lease payments, so it is more attractive for people to buy than rent. Together, these factors have underpinned the demand for private residential property.

The Group continues to expand its property development business in Hong Kong with the aim of building more residential floor area for sale over time. It will continue to develop premium-quality, large-scale projects with comprehensive facilities, providing a wide selection of unit sizes with a focus on small-to-medium flats. The Group will also work to convert agricultural land to residential and other uses. Taking advantage of market conditions, in November 2001 the Group reached an agreement on land premiums of HK$2.1 billion for seven development sites.

The Group continues to use various means to enhance development returns. More effort has been devoted to branding, which has helped to improve the marketability and pricing of projects, and on controlling construction costs without compromising on quality.

Although the completion of residential properties by attributable gross floor area in the first half of the current financial year is expected to be higher than in the second half (as listed below), the coming recognition of profit from The Leighton Hill, which will be completed shortly, should mean the profit from property sales in the second half will be significantly higher than that for the period under review. As a result, property development profit for the full year will show satisfactory performance.

| | Residential | Shopping Centre | Office | Total |
|---|---|---|---|---|
| | | (million square feet) | | |
| **First Half Year** | | | | |
| For Sale | 2.7 | - | - | 2.7 |
| For Investment | - | - | - | - |
| Sub-Total | 2.7 | - | - | 2.7 |
| **Second Half Year** | | | | |
| For Sale | 1.8 | - | * | 1.8 |
| For Investment | - | * | 0.1 | 0.1 |
| Sub-Total | 1.8 | * | 0.1 | 1.9 |
| **Full Year Total** | **4.5** | ***** | **0.1** | **4.6** |

** less than 100,000 square feet*

## Property Investment

Notwithstanding difficult conditions in the leasing market, occupancy of the Group's rental portfolio is about 94 per cent. During the period under review, gross rental income, including the Group's share from jointly-controlled entities, increased by 3.1 per cent over the corresponding period last year to HK$2,988 million.

The Group recently created the new 'Signature Homes' brand to handle leasing of all its luxury residential developments, in order to strengthen its market-leading position further and improve rental values. Signature Homes offers one-stop leasing convenience, with six-star service and special privileges from the Group's hotels. This makes its luxury residential portfolio the first choice for accommodation among senior executives of multinationals.

Despite sluggish consumer spending, lease renewals in the Group's retail properties are comparatively resilient, as the majority of the tenants are in new towns supplying daily necessities to nearby residents. The increasing two-way traffic between the Mainland and Hong Kong will continue to benefit those of the Group's shopping centers located along the railway network. The Group will continue to enhance the rental value of its shopping centers through constant reviews of tenant mixes, the introduction of new themes and facilities and providing better service to shoppers.

Two International Finance Centre, located right above the Airport Railway Hong Kong Station, comprises office, shopping center and hotel developments that are scheduled for completion in phases by the end of 2004. The 88-storey office building, incorporating interactive technology and facilities to meet the needs of modern business, will be completed in the second quarter of 2003. The six-star hotel complex, with a 400-room tower and a 600-room tower for long-staying guests, will be the first Four Seasons-branded hotel in Hong Kong. The Group owns a 47.5 per cent interest in the project.

Kowloon Station Development Packages 5, 6 and 7 are situated in the future commercial and cultural hub of Hong Kong. The development consists of residential and commercial complexes incorporating the finest design and the latest technology and facilities. The Group is committed to making the project a new landmark for the territory. Foundation work has begun, and the whole project is scheduled for completion in phases by the end of 2007. Together with Package 3, the Group will have two million square feet of residential properties for sale in the Kowloon Station Development. Pre-sale of the residential units will begin in the second half of 2003.

Strategically located at the center of Kowloon East, Millennium City is one of the major commercial hubs in Hong Kong. The construction of Phase 3 office space is under way and pre-leasing will commence in the second half of 2002.

The recent slowdown in demand for new office space in Hong Kong is expected to be short term. With China's entry to the WTO, rapid growth on the Mainland and an anticipated improvement in the local economy, coupled with the relatively limited supply of new offices in the next two years, the office market is well positioned for a recovery over the medium term. With Hong Kong being an international centre for finance, commerce, trade and tourism, and more business opportunities arising from the further opening-up of Mainland markets, the leasing demand for high-quality residential, office and retail properties is expected to rise over time.

The Group continues to offer superior customer service to meet tenants' needs, pursuing its goal of becoming their landlord of first choice. The Group is confident that its premium, widely-diversified rental portfolio will continue to perform well over the long term. To enhance returns, the Group will optimize the tenant mix in its portfolio and consider disposing of some non-core properties if appropriate.

## Information Technology and Telecommunications

*SUNeVision*

SUNeVision continued to take positive steps to facilitate growth in its core businesses of data infrastructure and enabling services. With a major restructuring programme and rigorous cost-cutting measures implemented during the period, SUNeVision recorded a significant improvement in operating results. Recognizing the difficulties in the technology sector, the company took a highly-conservative and prudent approach, and made a one-off provision on its direct investments in technology funds and companies during the period under review. Since the restructuring, the Group is confident that SUNeVision is well placed with its focused and sound business strategy to attain profitability in the near future. With its strong management team and the full commitment of shareholders, the company will capitalize on its healthy financial position to exploit new investment opportunities at the appropriate time.

*SmarTone*

SmarTone's losses for the half year ended 31st December 2001 were substantially reduced compared to the same period last year. Subscriber numbers increased to over one million as of 31st December 2001. The realignment of SmarTone's business to focus on its core mobile operations and customer satisfaction, along with the stringent cost controls put in place in July last year, have had a positive impact on overall performance. The company's GPRS service was launched commercially in August 2001, and SmarTone is dedicated to developing new services for corporate and mass customers that will ride on this new technology.

Despite the current economic situation, mobile communications have become an indispensable part of Hong Kong people's lives. SmarTone pledges to deliver compelling and competitive services that create value for its customers. With a focused business strategy and management, and strong reserves of HK$3.4 billion in cash and debt securities, SmarTone is well positioned to face and overcome new challenges. The Group is confident in SmarTone's future growth prospects, and is committed to holding the company as long-term investment.

## Transportation and Infrastructure

*Kowloon Motor Bus*

The Kowloon Motor Bus Holdings Limited (KMB) recorded an increase in revenue and strong earnings growth in 2001. The result was mainly due to a satisfactory increase in patronage of its franchised public bus operation and greater operational efficiency. KMB will continue to raise service standards by introducing more air-conditioned buses and improved support facilities, as well as through the deployment of innovative IT systems. The relocation of KMB's bus depot from Lai Chi Kok to the newly-completed facility on the West Kowloon reclamation will take place in the second quarter of 2002 and the redevelopment of the former site into a residential complex is scheduled for completion by 2005. KMB is continuously striving to provide passengers with efficient, reliable and comfortable bus services, and is

committed to its responsibility for maintaining a healthy environment. RoadShow Holdings Limited, a listed subsidiary of KMB, will continue to strengthen its position in the outdoor media industry by providing passengers with enhanced information.

### *Other Infrastructure Business*

The Wilson Group continued the expansion of its car park management business, which now covers over 70,000 parking bays. Route 3 (Country Park Section) recorded steady performance in traffic volume during the period under review.

The River Trade Terminal in Tuen Mun has been operating smoothly, with an improvement in cargo volume. The Airport Freight Forwarding Centre is also doing well. Construction of two berths at Container Terminal 9 is under way, with completion scheduled in phases during 2003 and 2004.

The Group's infrastructure projects are all in Hong Kong and will provide consistent returns over the long term.

## Hotels

The performance of the Group's three hotels was satisfactory, despite lacklustre market conditions, in particular after the tragedy in the United States last year. During the period under review, the hotels achieved occupancy rates ranging from 85 per cent to 90 per cent, above the industry average.

The relaxation of quotas for visitors from the Mainland to Hong Kong will provide a new stimulus to tourist arrivals. The Government has actively promoted Hong Kong as a regional tourism hub by a variety of means. In addition to the construction of Disneyland, new tourist attractions in various locations are being developed, and these should add to the attractions for incoming visitors. The number of business travellers to Hong Kong is expected to increase over time with China's accession to the WTO and the 2008 Olympics Games in Beijing. The strategic expansion of the Group's hotel portfolio, with the development of six-star hotels in both the Hong Kong and Kowloon Airport Railway stations, will benefit from the long-term growth expected in Hong Kong's tourism industry.

## Mainland Business

2001 was a remarkable year for the Mainland. Despite a challenging global economy, China achieved good economic growth and successfully joined the WTO. The performance of the Group's investment properties on the Mainland has been satisfactory. Occupancy of both Sun Dong An Plaza in Beijing and the office space in Shanghai Central Plaza remains high at 96 per cent. China's accession to the WTO will make it increasingly more attractive to Hong Kong and foreign investors. Capitalizing on this favourable environment, the Group is seeking opportunities for business expansion on the Mainland, selectively investing in Beijing, Shanghai, Guangzhou and Shenzhen.

## Corporate Finance

The Group continues to adhere to its prudent financial management policy, with high interest coverage and low gearing. As at 31 December 2001, its net debt to shareholders' funds ratio was 17 per cent, and it has ample undrawn facilities on a committed basis for future business expansion. All the Group's credit facilities are unsecured. Its exposure to foreign currency risk is negligible, given that nearly all of its borrowings are denominated in Hong Kong dollars. The Group has not taken any speculative positions in derivatives, and it has no off-balance sheet or contingent liabilities other than borrowings of an associate and joint venture companies.

In line with its policy of lengthening its debt maturity profile, the Group arranged a seven-year, HK$7.5 billion revolving credit and term loan facility in August 2001. The new facility was used to refinance short-term debt and to meet future financing requirements. The Group will take advantage of the current low interest rates to lock in long-term financing at competitive rates, as and when appropriate.

## Corporate Governance

The Group aims to maintain high standards of corporate governance. This contributes to shareholder value by ensuring that corporate decisions are made in a manner that is accountable to shareholders. Its clear corporate ownership and structure, together with the proactive policy of promoting investor communication, will further enhance transparency. The Group will continue to take further steps to enhance corporate governance.

## Customer Service and Environmental Protection

Offering the finest products and customer service remains a top priority. In line with this, the Group launched a number of new property handover initiatives, and through its cross-departmental Property Liaison Team, introduced a one-stop service for new homebuyers.

The Group has always been committed to protecting the environment at every stage of the development process, from design, construction and choice of materials, to property management. Hong Yip and Kai Shing, members of the Group involved in property management, have initiated large-scale waste recycling programs in the properties they manage, which are fully supported by residents and tenants. The two companies strive to offer the best all-round customer care, and both have won awards in several leading management service competitions.

Membership in the SHKP Club has grown to about 150,000. The Club is committed to promoting two-way communication and offering comprehensive property-related services and privileges that meet members' needs.

## PROSPECTS

Although the global economic environment remains challenging, Hong Kong has become more cost competitive in terms of wages and rents, and past adjustments have put it in a good position to ride the next cyclical upswing. Business opportunities on the Mainland will continue to abound with entry to the WTO, and Central Government initiatives will keep stimulating domestic demand. With the anticipated gradual recovery of the US economy and low interest rate environment, Hong Kong is likely to show an economic improvement later this year. In addition, the Hong Kong Government is actively promoting high value-added economic activities, particularly in the areas of financial services, logistics, tourism and business services. This should add impetus to the local economy over the medium to long term.

This anticipated economic improvement, the strongest level of affordability on record, historically low mortgage interest rates and monthly mortgage payments falling below monthly rents are positive factors for the housing market. The Housing Authority's recent decision to reduce the income ceiling for subsidized housing should also increase the demand for private housing. In addition, decreased production and sales of HOS housing will help to improve the overall residential market in future. The number of new units offered for pre-sale is likely to remain relatively steady for the next few months and is expected to slow down modestly in 2003. All these factors suggest a better outlook for the residential market in 2002.

The Group is confident in the long-term prospects for the Hong Kong property market in light of favourable demographics, solid economic fundamentals and a more pro-market Government housing policy. The current point in the economic cycle offers good potential for business expansion. With a strong financial position and consistent land bank policy, the Group is in an advantageous position to seize opportunities for growth and become stronger with the coming economic recovery.

The Group is committed to strengthening its premium brand by providing superior-quality products and tailor-made customer service. It will continue to excel, enhancing its competitiveness and leading position. The Group will also emphasise training to equip staff with the skills to deal with business challenges and competition. Together, all this will further strengthen the quality of properties in terms of design, layout, finishes, clubhouse facilities and management service, to meet customers' aspirations for an ideal home.

The Group will continue to launch residential projects for pre-sale according to schedule. Major projects to go on the market in the next nine months include Park Central Phase 2 in Tseung Kwan O, Liberté in Cheung Sha Wan, Ocean Shores Phase 3 in Tseung Kwan O, Park Island on Ma Wan, 1 Po Shan Road in Mid-Levels and Aegean Coast in Tuen Mun.

Approximately 85 per cent of the residential units scheduled for completion in the current financial year has been pre-sold. With completion of The Leighton Hill expected shortly, the contribution from property sales in the second half of the current financial year will be higher than that in the period under review. Barring unforeseen circumstances, the Group's results for the current financial year will be satisfactory.

I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to all the staff for their dedication and hard work.

**Kwok Ping-sheung, Walter**
Chairman & Chief Executive

Hong Kong, 12th March 2002

## Consolidated Profit and Loss Account
## For the six months ended 31st December 2001

(Expressed in millions of Hong Kong dollars)

| | Note | (Unaudited) Six months ended 31st December 2001 | 2000 |
|---|---|---|---|
| | | **2001** | 2000 |
| **Turnover** | 2(a) | **9,522** | 10,466 |
| Cost of sales | | **(5,780)** | (4,738) |
| Gross profit | | **3,742** | 5,728 |
| Other revenue | | **196** | 208 |
| Selling and marketing expenses | | **(202)** | (254) |
| Administrative expenses | | **(534)** | (558) |
| **Profit from operations** | 2(a) | **3,202** | 5,124 |
| Finance cost | | **(379)** | (946) |
| Finance income | | **62** | 271 |
| Net finance cost | 3 | **(317)** | (675) |
| Profit on disposal of investments | | **23** | 282 |
| Provision for impairment of investments | 4 | **(356)** | - |
| Restructuring costs | 4 | **(117)** | - |
| Share of profits less losses of associates | | **660** | 488 |
| Share of profits less losses of jointly controlled entities | | **425** | 493 |
| | 2(b) | **1,085** | 981 |
| **Profit before taxation** | 5 | **3,520** | 5,712 |
| Taxation | 6 | **(444)** | (402) |
| **Profit after taxation** | | **3,076** | 5,310 |
| Minority interests | | **101** | (9) |
| **Profit attributable to shareholders** | | **3,177** | 5,301 |
| **Proposed interim dividend** | | **1,321** | 1,321 |
| (Expressed in Hong Kong dollars) | | | |
| **Earnings per share** | 7 | **$1.32** | $2.21 |
| **Dividend per share** | | **$0.55** | $0.55 |

# Notes to the Consolidated Profit and Loss Account
(Expressed in millions of Hong Kong dollars)

## 1. Basis of preparation

The interim results are unaudited, but have been reviewed by the Audit Committee. The accounting policies adopted are consistent with those set out in the annual financial statements for the year ended 30th June 2001, except the Group has adopted the following accounting policies in accordance with a number of new and revised SSAPs.

In accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date", dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date, but are disclosed as a separate component of equity on the face of the balance sheet. This change in accounting policy has been applied retrospectively, resulting in an increase of HK$2,401 million in shareholders' funds as at 1st July 2001, representing the proposed final dividend for the year ended 30th June 2001.

The Group has disclosed segment revenue and results as defined under SSAP 26 "Segment Reporting". In accordance with the Group's internal financial reporting, the Group has determined that business segments be represented as the primary reporting format. Comparative figures of segment disclosures have been changed to conform with the current period's presentation.

In accordance with SSAP 30 "Business Combinations", goodwill arising on acquisition of subsidiaries, associates and jointly controlled entities after 1st July 2001 is recognized as an asset in the balance sheet and amortized to the profit and loss account on a straight line basis over its estimated useful life. Negative goodwill arising on acquisitions after 1st July 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted. Upon disposal of a subsidiary, an associate or a jointly controlled entity, the attributable amount of purchased goodwill not previously amortized through the profit and loss account is included in the calculation of the profit and loss on disposal.

In prior years, goodwill was taken to reserves in the year it arose. With the transitional provisions in SSAP 30, the Group has elected not to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. However, any impairment arising on such goodwill is recognized in the profit and loss account in accordance with the newly issued SSAP 31 "Impairment of Assets". This change in accounting policy has no significant impact on the financial statements. Goodwill previously charged to reserves and not yet recognized in the profit and loss account is insignificant.

## 2. Segment information

### (a) Turnover and profit from operations

The Group's turnover and contribution to profit from operations before finance cost by business segments are analyzed as follows:

| | Turnover Six months ended 31st December | | Profit from operations before finance cost Six months ended 31st December | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| Property sales | 4,924 | 6,388 | 878 | 2,860 |
| Rental income | 2,736 | 2,651 | 2,090 | 2,003 |
| Hotel operation | 283 | 307 | 94 | 108 |
| Other business activities | 1,579 | 1,120 | 192 | 190 |
| | 9,522 | 10,466 | 3,254 | 5,161 |
| Other revenue | | | 196 | 208 |
| Unallocated administrative expenses | | | (248) | (245) |
| Profit from operations | | | 3,202 | 5,124 |

Other business activities comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, logistics business, construction, financial services, internet infrastructure and enabling services.

Turnover and contribution to profit from operations outside Hong Kong are insignificant.

### (b) Share of profits less losses of associates and jointly controlled entities

The Group's share of profits less losses of associates and jointly controlled entities by business segments are analyzed as follows:

| | Six months ended 31st December | |
|---|---|---|
| | 2001 | 2000 |
| Property sales | 632 | 753 |
| Rental income | 81 | 106 |
| Transportation, telecommunication and others | 372 | 122 |
| | 1,085 | 981 |

3. **Net finance cost**

| | Six months ended 31st December | |
|---|---|---|
| | **2001** | 2000 |
| Interest expenses on | | |
| Bank loans and overdrafts | **414** | 814 |
| Other loans wholly repayable within 5 years | **155** | 339 |
| Other loans wholly repayable after 5 years | **33** | 66 |
| | **602** | 1,219 |
| Less : Portion capitalized | **(223)** | (273) |
| | **379** | 946 |
| Interest income on bank deposits | **(62)** | (271) |
| | **317** | 675 |

4. **Provision for impairment of investments and restructuring costs**

During the period, SUNeVision Holdings Limited carried out a restructuring programme of its business, incurring one-off costs amounting to HK$117 million and also made a HK$356 million provision for technology investments.

5. **Profit before taxation**

During the period, depreciation charged in respect of the Group's fixed assets amounted to HK$130 million (2000: HK$125 million).

6. **Taxation**

| | Six months ended 31st December | |
|---|---|---|
| | **2001** | 2000 |
| Hong Kong | | |
| Group | **321** | 322 |
| Associates | **53** | 58 |
| Jointly controlled entities | **70** | 22 |
| | **444** | 402 |

Hong Kong profits tax is provided at the rate of 16 per cent (2000: 16 per cent) based on the estimated assessable profits for the period.

## 7. Earnings per share

The calculation of earnings per share is based on HK$3,177 million (2000: HK$5,301 million) being profit attributable to shareholders and on 2,401 million shares (2000: 2,401 million shares) in issue during the period.

No diluted earnings per share is presented for the six months ended 31st December 2001 and 2000 as the exercises of all the share options outstanding during the periods have no dilutive effect on the earnings per share.

## 8. Comparative figures

Certain comparative figures have been restated as a result of adoption of the requirements of SSAP 9 (Revised) "Events after the Balance Sheet Date", SSAP 26 "Segment Reporting", details of which are set out in Note 1.

## Financial Resources and Liquidity

Shareholders' funds as at 31st December 2001 totalled HK$129,124 million (30th June 2001 : HK$128,408 million). At 31st December 2001, the Group's net borrowings, made up of HK$28,304 million in borrowings and HK$6,406 million in bank deposits and balances, amounted to HK$21,898 million (30th June 2001 : HK$19,931 million). The increase in net borrowings was mainly due to further fundings made to two joint venture companies to finance the repayment of bank loans for property projects namely, Ocean Shores and The Belcher's. As a result, the aggregate bank borrowings of joint venture companies have significantly reduced. Other than those borrowings of an associate and jointly controlled entities in total sum of HK$4,926 million (30th June 2001: HK$7,698 million) for which the Group has given guarantees, the Group has no other off-balance sheet or contingent liability.

The Group's borrowings are all unsecured and mainly arranged on a medium to long term basis with a maturity profile set out as follows :

| | **31st December 2001** | 30th June 2001 |
|---|---|---|
| | **HK$M** | HK$M |
| Repayable: | | |
| Within 1 year | **4,107** | 4,997 |
| After 1 year but within 2 years | **7,693** | 6,680 |
| After 2 years but within 5 years | **6,912** | 10,473 |
| After 5 years | **9,592** | 6,842 |
| | **28,304** | 28,992 |

Financial gearing at 31st December 2001, measured by net borrowings to shareholders' funds, was 17.0 per cent (30th June 2001 : 15.5 per cent). Profit from operations covered 5.9 times the net interest expenses before capitalization (2000 : 5.4 times).

All the Group's funding activities are centrally managed and controlled at the corporate level. The Group's treasury and financing policies remain unchanged from those described in the latest annual report.

As the Group's borrowings are primarily denominated in Hong Kong dollars, there is no significant exposure to foreign exchange rate fluctuations. The Group's borrowings are principally arranged on a floating rate basis. For fixed rate notes issued under the Euro Medium Term Note Programme, interest rate swaps have been utilized to convert the rates into floating rate basis. The use of financial derivative instruments is strictly controlled and solely for management of the Group's interest rate and foreign exchange rate exposures. As of 31st December 2001, total outstanding interest rate swaps and currency swaps amounted to HK$3,725 million (30th June 2001: HK$3,625 million) and HK$234 million (30th June 2001: HK$234 million) respectively.

**Contingent liabilities**

The Group has provided guarantees for banks and financial institutions in respect of facilities drawn by an associate and jointly controlled entities amounting to approximately HK$76 million (30th June 2001: HK$1,046 million) and HK$4,850 million (30th June 2001: HK$6,652 million) respectively.

**Employee**

As of 31st December 2001, the Group had about 18,000 employees. The Group provides competitive remuneration packages to employees commensurable to market level in the business in which the Group operates and their qualifications. Incentive schemes composed of discretionary bonus and other merit payments to reward employees based on performance are also offered. The Group also provides retirement schemes, medical benefits and both in-house and external training programs for all staff.

**Interim Dividend**

The Directors declared an interim dividend of HK$0.55 per share (2000: HK$0.55 per share) payable in cash on 8th April 2002 to shareholders on the Register of Members as at 8th April 2002.

The Register of Members will be closed from Thursday, 28th March 2002 to Monday, 8th April 2002, both days inclusive. In order to qualify for the interim dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, Hopewell Centre, 17th Floor, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 27th March 2002.

**Interim Report**

The interim report containing all the information required by the Listing Rules of The Stock Exchange of Hong Kong Limited will be published on the Exchange's website and printed copies will be sent to shareholders before the end of March 2002.

By Order of the Board
**Lai Ho-kai, Ernest**
Company Secretary

Hong Kong, 12th March, 2002